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                                                                    EXHIBIT 99.2


BOSTON SCIENTIFIC CONFERENCE CALL: 05/14/02 11:00AM  Page 1
AGREEMENT TO ACQUIRE BEI MEDICAL SYSTEMS COMPANY INC.

BEST: Good morning. Thank you all for joining us this morning on our conference call to focus on our most recent acquisition of BEI. This morning the call will be totally focused on this acquisition and the strategy and the strategic rationale behind it and we'd like to restrict questions to this transaction. Today also on the conference call with me is our Chief Executive Officer of Boston Scientific, Jim Tobin. Also Steve Moreci, who heads up our Endosurgery Group at Boston Scientific, John Pedersen who is the President of our Urology, Gynecology business, and Frank Grillo who heads up the marketing effort and will head up the effort in growing this new piece of business for us. We're also pleased to have on the phone today Dick Turner, the Chief Executive Officer of BEI and with him is Tom Frye, the Chief Financial Officer of BEI. Jim Tobin and Dick Turner and Tom Frye will be available for any questions. The prepared remarks will be from Steve Moreci, John Pedersen, Frank Grillo and myself. We may ask also Tom Frye to summarize the results of the first quarter of BEI that we just released last evening. Before we begin, let me turn it over to Paul Donovan, who is the Senior Vice President of Corporate Communications
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               for Boston Scientific to read the Safe Harbor Clause. Paul?

DONOVAN: Thank you Larry. This call contains forward looking statements within the meaning of the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995. Boston Scientific and BEI wish to caution the listener that actual results may differ from those discussed in the forward looking statement and may be adversely affected by among other things, the inability to meet conditions imposed for consummating the transaction, the risk that Boston Scientific and BEI businesses will not be integrated successfully, risks associated with new product development and commercialization, competitive offerings, each company's overall business strategy and other factors described in each company's filings with the Securities and Exchange Commission. This call is neither an offer to purchase nor a solicitation of an offer to sell securities of BEI. The tender offers will be made solely by an offer to purchase and a related letter of transmittal to be disseminated upon the commencement of the tender offer. Holders of BEI securities should read the Tender Offer Statement on Schedule TO filed by Boston
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               Scientific when it becomes available, as well as the Schedule
               14D-9 to be filed by BEI, as they will contain important information about the tender offer. Investors can obtain -- at no cost -- the Tender Offer Statement on Schedule TO, the Schedule 14D-9 and other filed documents, from the Securities and Exchange Commission's website, www.sec.gov. Thank you and I'll turn it back to Larry Best now.

BEST: Thank you Paul. Allow me for those of you that may not have caught up with the press release itself to go over the financial terms of the transaction. Then I'll turn it over to Steve Moreci who will discuss the strategic rationale behind the acquisition. Reading excerpts from the press release as follows. Boston Scientific today announced the signing of a definitive agreement for Boston Scientific to acquire BEI in an all-cash transaction for a purchase price of approximately $95 million, or $6.84 per common share equivalent. The transaction, which will be accomplished by a cash tender offer and follow-on merger, is expected to close in the second quarter of 2002. The tender offer for the common shares of BEI is expected to commence later this month and is conditioned upon the tender of a
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               majority of the outstanding shares of BEI and other customary conditions. Management and certain other stockholders of BEI have agreed to support the acquisition by tendering their shares into the tender offer, voting their shares in favor of the transactions at the shareholder's meeting or selling their securities to Boston Scientific. The BEI board has unanimously voted to recommend the tender offer to its shareholders. Boston Scientific expects the acquisition to be 1 penny dilutive to the earnings of 2002. Let me clarify, while we have stipulated that the acquisition be 1 penny dilutive to our original estimate of 96 cents per share, we are not at this time changing our guidance on our earnings for the full year. Even with this acquisition, we're going to stick with the 96 cents per share, earnings per share for Boston Scientific in 2002. The acquisition will expand Boston Scientific's product offering in the area of women's health. BEI will become part of Boston Scientific's Endosurgery group. At this time I'd like to turn it over to Steve Moreci to discuss the strategic rationale behind the acquisition. Steve?
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MORECI:        Thank you very much Larry. I'll make my comments brief. We are very excited about the BEI acquisition. As you remember in our January data at the analysts' meeting, we talked about the endosurgery group really for the first time. Just to remind you, that group is around $920 million in sales. It expects to grow this year around 12 percent and our 2003 goal that we showed that meeting was for over a billion dollars in sales or 15 percent. Clearly a major driver in the growth of Endosurgery is a Urology and Gynecology business and Microvasive business led by John Pedersen and John is going to spend a few minutes here in a few seconds really telling the details behind the BEI story. The BEI acquisition is complementary to our endosurgery, women's health offerings, which include female incontinence and also uterine fibroid embolization that's being managed in our Oncology business. But it really has a focus necessary for growth across endosurgery and you'll be hearing more about this as time goes on. I'm pleased to be able to turn the discussions over to John Pedersen whose group drove this acquisition. He is joined by Frank Grillo, our Vice President of Marketing. John?
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PEDERSEN:      Thanks Steve. I wanted to do 2 things. The first is I wanted to elaborate on the rationale for this acquisition. And then talk briefly about the financial implications of the acquisition. I probably have about 5 minutes or so, remarks I wanted to make. BEI's Hydro ThermAblator technology is an important component of the overall growth strategy for the endosurgery group and particularly for the Microvasive urology division which I run. Over the last 5 years, this division has grown in the upper single digit rates. In the last year we've developed and have begun to execute a plan to propel this division into significantly higher growth rates. This growth plan is built around Microvasive's core competence which is its strength in its distribution channel. Physicians around the world associate our team with the highest levels of product quality and the most professional and best trained field sales organization. In recent months, we have concluded a number of agreements with other companies to leverage this distribution channel strength. As you will recall last August we announced the co-marketing and distribution agreement with Lux Luminous, where we co-market the Coherent and Sharpland Lasers
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               and we sell the Laser fibers to our customers. We have recently announced and are now launching technology based on our agreement or extension of our agreement with EMS, a Swiss company, to distribute their latest stone with the tripsi device, called the Lipoplast Ultra which has a box component and a probe component. Earlier this year, in March, we announced a distribution and equity investment with a company called Carbon Medical Technology, where our field sales organization will be distributing the Durasphere product which is an injectable agent for urethral bulking. As a result of these growth efforts and including these deals, Microvasive urology should achieve approximately 190 million in sales this year or about 12 percent growth over last year. Now the Hydro ThermAblator, which I'll refer to as the HTA, fits very well into the division's product offering in women's health. The division's historic strength has been in endourology, principally its limestone management tools. Bone management is our single largest franchise today. It's a very stable business and one where Microvasive, this division has established a clear market leadership position. However, in 1995, Boston Scientific entered the
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               incontinence field with the acquisition of the Vesco Bone
               Anchoring Systems. In subsequent years, the incontinence offering was expanded through the acquisition of the capeosuturing technology from Lorus in 1997 and a distribution agreement with Lycell for the Reproform Sling Material in 1999. And most recently, the distribution agreement with Cardon Medical for Durasphere which once again is an injectable bulking agent. As of 2002, we have achieved 50 percent share of the bone anchoring market and 25 percent share of the overall surgical device related incontinence market. Through the end of this year we'll launch several new devices which should enable us to grow this market position considerably. As Boston Scientific has built its incontinence franchise, we have been increasingly calling on urogynecologists and surgical gynecologists. Today 2/3 of surgical device related incontinence procedures are performed by the urologist and 1/3 by these other 2 groups, the urogynecologists and the surgical gynecologists. The HTA technology gives us an additional product platform to build our distribution channel around these latter 2 very important customers. In the short term,
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               incontinence and HTA represent our 2 platform technologies in women's health. The division is in the process of significantly building our field sales capability to bring to market all those exciting new technologies that I've mentioned. Since the beginning of this year, we have expanded our field sales force by over 25 percent in the U.S. alone. Going forward, we will continue to add to our field sales force as we grow the business. Finally, let me make a few remarks about the HTA technology and the financial implications for us. The initial target market for the HTA technology will be the 200,000 hysterectomies and 75,000 endometrial resection procedures that are performed each year for this disease state. That is excessive uterine bleeding. Over time we believe that global ablation systems like the HTA product for abnormal uterine bleeding will represent approximately 150 to 200 million dollar market. Assuming that the deal closes by the end of June, the HTA technology should add an additional $3 to $4 million in sales in Q3 and Q4 of this year for Boston Scientific and an additional $15 million in 2003. As you can see, we're very excited about the HTA technology because it has several
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               extremely important features that physicians will find more attractive than current competing technologies. First, the clinical results of all of the approved global ablation systems, Thermachoice, the Novasure system by Novacept, there's a device out there by Cryogen, and BEI's are similar. In each PMA trial, these technologies, including the HTA technology, show statistical equivalency to the gold standard treatment resection on the primary endpoint of those trials which was reduction in bleeding. On the secondary endpoint, amenhorrea, amenhorrea means complete cessation of bleeding, all the technologies showed equivalence to resection except for Thermachoice which is the product distributed by J and J's gynecare division, which has statistically lower amenhorrea rate than the control. All these approaches are easy to perform and deliver more consistent results than the current gold standard resection. Second, the HTA system is the only technology that allows physicians direct visualization of the procedure through a hysteroscope. While all the current procedures usually require a hysteroscopic examination prior to treatment, the HTA system is the only technology that allows the physician to

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               observe the treatment phase directly. Many physicians believe that the ability to directly observe the treatment adds an extra level of safety to the procedure. And makes them very comfortable procedure. Finally, the HTA system is the only current technology that allows physicians to treat large fibroids up to 4 centimeters, and to treat abnormally shaped uterine cavities. Unlike the Thermachoice device, which is a hot water balloon and the Novasure device which is a rigid radio frequency array, the HTA system uses free flowing hot saline to ablate the uterus. The use of free flowing saline allows the HTA treatment to better conform to the shape of the uterus. But if it is shown that approximately 1/3 of uterine cavities have large fibroids and/or irregular shapes. I believe we can achieve the leading market position in the treatment of abnormal uterine bleeding with these advantages of the HTA system. Over time I believe the Microvasive can grow this to roughly a $50 million product line. As with many of BSC's recent acquisitions, BEI will be managed for growth, not for cost savings, and as a result of that, as Larry mentioned, this acquisition should be a penny dilutive in 2002. So what we're really
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               focused on is growing the business going forward. In summary, we're very excited about the addition of BEI to Boston Scientific. The HTA technology fits well into our women's health product line, and will be a significant driver of growth over the next few years. So with that, let me turn it back to Larry Best.

BEST: Thank you John. Perhaps it makes sense at this point to ask Dick Turner and Tom Frye to just summarize the results of BEI with the amounts yesterday.

TURNER: Larry, thank you very much. This is Dick Turner. First of all I'd like to say on behalf of our board and our management team and employee base here how happy and how proud we are to be selected to be a part of the Boston Scientific family. We are encouraged by our results. Tom Frye, my CFO who is here, who released the results to the press last night will give you a quick overview and if I may, Tom, would you come on?

FRYE: Oh thank you Larry and Dick. Total revenues for BEI in the second quarter of our fiscal 2002 ended March 30 2002 were $731,000 versus $40,000 in the comparable period of fiscal 2001. And we're up 40 percent, from $521,000 in the first quarter
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               of fiscal 2002. Our margins show continued improvement as we improved our ability to cover fixed overhead absorption as a result of the sales growth. In addition, our cost reduction program continues on target and it's expected to begin to have an impact towards the end of this fiscal quarter. Selling, general and administrative expenses increased by $1,356,000 to $2,319,000, reflecting BEI's efforts to aggressively market the HTA. And finally, our net loss for the quarter is $2,363,000, or 24 cents a share.

BEST: Thank you very much Tom and Dick. Let me turn it over at this point for any questions there may be and keep in mind, we have Jim Tobin, Dick Turner on the phone, as well as the other folks that we've referred to. So at this time let's take any questions that you may have.

                               QUESTIONS & ANSWERS

OPER: If you wish to ask a question, please press the 1 on your touchtone phone. You'll hear a tone indicating you've been placed in queue. You can remove yourself from queue at any time by pressing the pound key. If you're using a
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               speakerphone, please pick up your handset before pressing the number. We have a question from the line of Tim Lee with Merrill Lynch. Please go ahead.

LEE: Good morning. Just in terms of the current market for these minimally invasive or these minimally invasive (inaudible) procedures, and what percentage of the procedure being treated that way today and what's kind of your current market share in that market?

BEST:          John, or Frank? Or Dick? John, why don't you tee it up.

PEDERSEN:      Yes, today we think about 40,000 procedures, essentially the
               Thermachoice device has been out there for 3 years. They have the lion's share of the market. There are about 40,000 procedures which have been converted to this global ablation approach.
               Ultimately we see that as being in the 300,000 procedures in a number of years.

BEST: And John, Gynecare was acquired by J & J approximately, what, 5 years ago?

PEDERSEN:      I think that's correct. For about the $70 or $80 million
               (inaudible)

BEST: So there's entrepreneurship in this particular segment and Gynecare was the first technology to surface and then there was a number of others. I think why we're so attracted to BEI is because we
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               believe we can be the low cost provider of this type of
               technology and we think as the competitive marketplace matures, that's going to be a plus for our platform. Next question.

OPER: Our next question is from David Lieberman with Peterman Investments. Please go ahead.

LIEBERMAN:     Hi, I was just hoping you can enlighten us as to what the process was. Was it a one on one negotiated transaction or was this a result of an auction?

BEST: This transaction was there was an investment banking banker involved. They represented BEI. Dick, do you want to add to that?

TURNER: Larry, thank you. It was a process that I guess started maybe 4 or so months ago where you had a number of commercial interest in the product. It evolved. Our discussions go back some period of time on various levels with Boston. We got very comfortable with the management team at Boston, we got comfortable with the prospects and we feel like it was a fair negotiation on both sides.

BEST:          Next question please.

OPER:          We have a question from Alan Dobbs with Dobbs and company.
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DOBBS:         My question was essentially the same as the previous one. I just wanted to ascertain to what extent the deal was shopped in the marketplace or if there's anything you want to add, I would certainly welcome it.

BEST: I think Dick addressed that. There were other parties involved and there was a banker involved so typically when an investment banking firm is involved they're looking out obviously for the shareholder value and the shareholder constituency. Next question please.

OPER:          Yes, the question will be from Mike Weinstein with J.P. Morgan.

SCHIMPF: Hi guys. Actually it's Scott Schimpf. A couple of quick questions. First of all, what is the current sales force that you guys have for this product. Is that going to be added in then to BEI's sales force? And if so, how many people are in BEI's sales force?

BEST:          John, do you want to tee that up?

PEDERSEN:      Yes, I will. We haven't exactly determined, well first of all BEI distributes today in the United States through a series, Dick, I believe about 25, 27 independent distributors.
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TURNER:        John, that's correct. They're independent sales agents that sell the products and they are supplemented by a group of captive employee zone managers headed by a sales management internal group here to sell in the United States.

PEDERSEN:      We haven't determined the long range strategy. In fact my team is going down to BEI tomorrow to begin those discussions. You know in the short term, we are very interested in supporting and continuing the relationships with those independent agents that are in place today.

BEST:          Next question.

OPER:          We have a question from Dhulsini de Zoysa with Solomon Smith
               Barney.

DE ZOYSA:      Hi, good morning. If I may, just follow up on your sales force question. Going to expenses, really. Where do you hope to get your SG and A expense by the end of the year and possibly looking out to 03 and as a follow up in terms of manufacturing, are you planning on leaving manufacturing as is or integrating into Boston's operations?

PEDERSEN:      Whose SG and A expense are you referring to?

DE ZOYSA:      BEI medical.
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PEDERSEN:      BEI's. Once again, we're meeting with the management after having reached the agreement last night, we're meeting with the management team for the first time tomorrow to really discuss in detail integration plans but our initial thinking is that first of all we're managing this business for growth. Driving from 750,000 in the last quarter to 15 million in sales next year is an aggressive target, beyond that is really what my team is focused on. I doubt there will be significant savings, that's not really what we're trying to achieve here on the SG and A side.
               I'm sorry, your second was?

DE ZOYSA:      Manufacturing facilities left as is or integrated into Boston and also if there's adequate supply for that kind of sales ramp up that you're hoping to achieve.

PEDERSEN:      Yes, today, BEI does very little of the actual manufacturing themselves. They use a series of OEM manufacturers to put the box together and to provide the disposable component. BEI has
               essentially been on the same growth trajectory that we are anticipating and has been ramping up the capacity of their suppliers over the last year. We would envision essentially taking over those supplier relationships in June
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               and maintaining them into the foreseeable future. But there is,
               Dick, you may even want to comment, I believe there is adequate capacity to meet the sales goals for this year and next.

TURNER: John, you're exactly right. I think one of the things that our team here did when we put these relationships together is we looked at the future opportunities and saw that there could possibly and we feel there is exponential growth opportunities here and we chose and selected those people that number one had the capacity and number 2 had the flexibility to be responsive in quick order to turn the faucet on if you would. To get an increased flow of both the electromechanical product but also on the disposable side which as you know, the more placements you get, the more kits you have generated on a per procedure basis. So we feel like we've got a supplier and we feel Boston Scientific will make it even better.

DE ZOYSA:      Thank you.

BEST:          Next question.

OPER:          Yes, the question is from Thom Gunderson with U.S. Bank Corp.
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GUNDERSON:     OK. Good morning. Could you, Dick, tell us from the 750,000 --
               730,000 sales -- how much of that -- or how many installations that was coming from? I know it's early. But how much re-use, and then is on the Quarter, from previous sales? And then, Steve or John -- the follow-on to that is -- if you are taking this to 15 million -- obviously, it would seem obvious that you are going to leverage some of your own sales force. Are you going to have a specialized look at the gynecologists? I know that you talked about this a little bit. The people that do hysterectomies and people who do bulking -- are probably -- only overlap a little.
               Are you going to focus more on the surgical gynecologist?

PEDERSEN:      Dick, do you want to take the first part of that question?

TURNER: I would. Thank you. Mr. Gunderson, because of the nature of us being public and the information that you're asking us to give you specific numbers on -- I, personally, consider that a proprietary number. So, if I may, I'd like to dodge the bullet on that exact number. But, I would like to respond to you -- that our placements have been very crisp in the field. We have made our placements on a number of
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               different -- and through a number of different vehicles, being both sales of placement usage agreements. And, quite frankly, a large percentage of the revenue base, which we are generating is driven off of patient procedure sets. We do not have stocking distributors. So, our revenue that we are recording, and recognizing here -- is revenue which is going directly to institutions that are performing this HTA procedure and are being consumed. We're excited about the growth. We feel like it is growing nicely. And it is growing close to the plan that we have put together for the business. Mr. Pedersen, I'll turn it back to you, please.

PEDERSEN:      Yes, let me talk about the distribution. I think it is a great question. And it is really one of the prime rationales for doing this transaction for us -- is the increasing importance, as I mentioned before -- of the urogynecologists, and surgical
               gynecologists. Especially that latter customer which is
               performing these endometrial ablation procedures today. And, is a prime market for the HTA technology. You know, historically, as I mentioned, the focus of the division was on the urologist, and will continue to be on the
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               urologist as we invest in technologies most applicable to that customer group. As we have added to our incontinence line -- as I mentioned before -- it has increasingly made the gynecologist an important customer group to us. And we've recognized that for some time. We've recognized additional technologies that we will be introducing this year, and next -- will be increasingly applicable to this gynecology group. So, we have made some important organizational shuffles -- or reorganization at the beginning of this year -- to allow our field sales force to continue to meet the needs of the urologist customer group, as we have in the past. And who have specialized resources that are focusing -- are focusing today -- and will increasingly focus on the gynecologist as the customer. And, as we do that, the HTA is an important technology in the bag to help us drive critical mass in that channel.

GUNDERSON:     And, Larry, just a quick numbers question -- they have $5 million in cash on the balance sheet. Is the $95 net of that?

BEST: No. The $95 is the gross number -- And, we think by the time that the transaction closes,

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               the cash amount will probably be somewhere around the $2 million dollar mark.

GUNDERSON:     OK, thanks.

OPER:          We have a question from Andrew Jay with Wachovia Securities.

JAY:           Yes, I actually have a couple of questions. The first, for John.
               You mentioned that your system allows for direct visualization. Is direct visualization necessary for that use? Do all doctors need to look? Or is it something that they can choose to use? Or, choose not to use - according to their discretion?

PEDERSEN:      Well, there are other technologies on the marketplace today that work without direct visualization. So, it is not required to do the procedure. However, physicians without direct visualization, and the physicians that I have talked to who have a concern --
               despite whatever safety checks might be available in some of these other systems -- they have a concern about making sure that the probe really is in the uterine cavity. And that the
               introduction of the probe has not created some false cavity. And so, the direct visualization of the BEI system you know, gives them the only real reality check that they
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               are in the uterus. And, the ability to watch the ablation of the uterus, and the complete blanching of the uterus during the procedure. So, to answer your question is that it is not required. But it is a nice -- it is a nice feature from the physicians that I have talked to -- really value.

JAY: OK. And then, Larry, you mentioned pricing. Can you talk about pricing for this product? Relative to the Derma-Choice product from J&J?

BEST: I think that we probably, at this point, want to keep that proprietary. Obviously, we're going to go into the market in an intense way with the additional weight of the Boston Scientific Sales and Marketing force. And I don't think that we want to forecast exactly our maneuvers at this time. But it is safe to say that we typically are not -- we don't go into markets as the price leader. We like to compete on features. And, advantages of the technology platform, which we think that BEI's platform has a lot to sell and to market. And so, we don't plan on going in with the -- being the low price of the product. However, as this market matures and grows -- it's always nice to have what you think is the low-cost platform. It gives you much more
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               maneuverability. It gives you the opportunity to take a larger chunk of the market. And so, that is always a plus. And I don't think that there's any question that BEI offers the lowest cost product, over the long term. It's elegant because of its simplicity.

JAY: And, last question -- is just -- should we look for more of these transactions coming from you, Larry? Or, are you as busy as always?

BEST: Yes, well, this Quarter, I think that we've announced five, maybe six now -- and, we have more in the pipeline. You know, the market right now, is very active. And you know, you have followed Boston Scientific for some time. You know, we grew the business primarily through owning and leading niche markets. We like markets that are $25 million to $100 million in opportunity. We have a lot of product categories that are $25, $30, $45-million dollar product opportunities. And so, if you define Boston Scientific -- we are really -- more broad and deep -- because that's our strategy. Lead in these markets, and just put a lot of them together. And so, that is what you are seeing, over the past year or two -- and you will see more of that. Obviously, there is the opportunity -- like a coronary stint, or a
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               drug-alluding coronary stint is more unusual. So, we're kind of
               -- while that program's going on nicely -- we're back to sticking to our knitting -- and that is growing the business, based on what is the largest global distribution channel in the world for less-invasive devices. And we think that that's a strategic advantage that we have in the marketplace as we bring new technology on board. So, we are going to be active like this for -- as long as I can see. There's just a lot of emerging technologies out there. There's a lot of nice markets where products can achieve $25, $30, $40, $50 million dollars in sales. And, as we add those, we just get bigger and bigger and stronger and stronger. And that's on a global basis, so there's more to come.

JAY:           OK. Excellent. Thank you.

BEST:          Thanks, Andrew. Any other questions?

OPER:          Yes, we have a question from the line of Mark Landy with Leerink
               Swan.

LANDY:         Morning guys.

__:            Hello.

__:            Good morning.

__:            Hi.
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LANDY:         I just wanted to -- oh, maybe a couple of questions for Dick.
               And, Dick, in terms of your contracts with Kaiser and Health
               South -- did they transfer under this scenario?

TURNER:        They do. They do go over as a part of the business.

LANDY: And then, the other thing that I would just like to maybe try and get a handle on is -- now, our current utilization for account per month. Now, I don't know Dick, if you will give us any insight into that. And maybe what the list price of the disposable safety is. And then probably just a general question to Boston -- you know, how do they plan to increase utilization? What type of plans? Or marketing programs would they put in to increase the utilization?

BEST: I think the first questions are directed towards Dick as he says are proprietary. And, the second half of the question, John, I think you may want to address that.

PEDERSEN:      Yes, let me speak generally about that -- because I prefer not to go into specific details. But, generally, Boston Scientific's and
               Microvasive's strength has been in physician training, physician support and partnering with our physicians or practice-building.
               And, we have
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               done that successfully for quite a number of technologies. And it is that combination of skills that we will bring to the HTTE technology to increase the number of boxes that are out there in the field. And, the individual utilization per box.

MORECI:        This is Steve Moreci, and I can add one more comment to that.
               This group has been particularly good at this. If you go back to the Vesica story when we first got into incontinence with the bone-anchoring business -- we were pioneering, basically in that area -- and did a great job over the years of building a franchise. And have continued that. And, the partnerships that we've announced? Those folks were driven to us, because of our ability to do these kinds of things well. So we are looking forward to bringing some of that activity and success to this program - -that has been started and built on very successfully by the folks at BEI.

PEDERSEN:      Yes, it is very analogous to what we have done with Luminous --
               in terms of both the box placement, and a site utilization effort. It is very analogous to what we have done on EMS with the
               Litho-Clast. In that case, we sold the boxes ourselves -- which were priced similarly to these
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               boxes. And, we were extremely successful in the first 18 months in our box placement. And we have continued to be successful in the utilization of those devices.

LANDY:         Good job, guys.

PEDERSEN:      Thank you.

MORECI:        Thank you.

__:            Thanks very much.

__:            Next question please.

OPER:          Yes, Tim Nelson with U.S. Bancorp. Please go ahead.

NELSON: This question's for Larry. Larry, can you comment on why you haven't reduced guidance? What's going well to offset the dilution here?

BEST: Well, you know, I guess the simplest way to answer that is that we are a bit above our own expectation for the year. The First Quarter we came in three cents above our guidance, I believe - and $15 or so million on the top line. The Second Quarter, and the rest of the year looks, you know, looks stable. And we should be able to hit our numbers that we previously talked about -- at least, you know, these are goals. And right now we are feeling good about the tone of business. And, we continue to improve our
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               margins. The gross margin line. And so, we just feel comfortable staying at 96 cents a share. We think it is very doable. But, you know, it is kind of -- we are approaching mid-point in May. And, so far, so good on our plan for the year. So, I think that it is just a comfort level with the tone of business. And, all of our divisions feel real good about their game plan for the remainder of the year. And, you know the biggest weight, if you will, is this transitioning in our coronary stint line. And that's pretty well -- that has been discussed pretty exhaustively over the last month or two. So, it's basically -- we feel good about the business penny -- one way or the other. I don't think that we are concerned about -- we are trying to do as well as we can in the year. But, 96 cents seems doable at this point.

NELSON: Good. Then, my second question's for Steve. How are you going to position this new technology with uterine fibroid embolization effort. There seems to be somewhat going after the same market -- or is it different providers?

REIS: Well, it is very simple for us. The oncology group in endo-surgery is handling uterine fibroid piece -- that is driven mostly by
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               intervention radiology. And oncologists are also part of that.
               But most of that is intervention radiology. It's a different disease process altogether. And, while it is complimentary in terms of endo-surgery, there's a very nice focus within the group to make sure that we take full advantage of both opportunities. In the surgical group, as I said, it's really three basic divisions with six different market approaches. And each one of them is specializing in the area that needs to be specialized. In the future, as gynecology gets more involved in treating uterine fibroids, then we will do something within the organization to take advantage of it.

NELSON:        Great. OK, thanks.

__:            Any other questions?

OPER: We have a question from John Calcagnini with the CIBC World Market. Please go ahead.

CALCAGNINI:    Hi guys. Good afternoon. Just a quick question. On BEI. How do you market? We just got back from ACOG -- and went through an evening session on all of these devices. And, you know, Novacept makes a pretty compelling case for their device with very
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               short procedure time. I think the highest amenorrhea rates with their device -- I was just wondering -- how do you market, versus a Novacept? And the other question I had was -- you know if you could comment on this issue of -- I guess only about 20 percent of gynecologists do hysteroscopy. And, how do you develop the market, given that constraint?

__: John, let me turn this over to Frank Grillo, the Vice President of Marketing -- since this is essentially a Marketing question.

GRILLO: Hi John. Great question. I think, you know, at Novacept you probably say -- I mean at ACOG you probably saw a number of technologies. And there are some interesting ones out there. Novacept does crow about the short procedure time of their procedure. But a key thing to remember is that that is a blind procedure. You're inserting a probe blindly into the uterus, and then, applying 100 watts of energy. So that is a great deal of energy going into a blind cavity -- which, I think if you speak to gynecologists, most gynecologists do want to see exactly what they're doing. So, I think, that, with a positioning of direct visualization, and the ability to treat
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               abnormally-shaped uterine cavities, which is, you know -- I think irregular is actually a better term, since it is such a common occurrence in women in this age group. We actually have a very compelling story. And, I would like to actually correct you on your amenorrhea rate on the intent to treat measure of the clinical trials -- both BEI and Novacept have the exact same intent to treat amenorrhea rates of about 39 percent.

CALCAGNINI:    Well, that must have been a different slide than the one I saw.

GRILLO:        All right.

CALCAGNINI:    But, OK.

GRILLO: I do know that when you compare apples to apples on these trials, the amenorrhea rate are actually quite comparable. Finally, with you comment about hysteroscopy? A very large proportion of gynecologists are comfortable with diagnostic hysteroscopy. The number that are comfortable with doing procedures through the scope in terms of -- for instance, re-section, or roller ball ablation -- is in that 25 percent to 20 percent range. But, the kind of skills that are required to do this procedures with the Hydro-ThermAblator(R) technology -- are more similar to those of

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               diagnostic hysteroscopy -- which is quite common in the field.

CALCAGNINI:    And, what percent would you say -- yes, but not many actively do diagnostic hysteroscopy right? I mean, it's not a -- it's not done often. And, it's not very profitable, I understand. So, what percent are actually trained in these techniques that would feel comfortable doing these procedures? I guess it would be sort of helpful, if you had a number on that.

GRILLO: Well, among those surgical gynecologists that are out there -- for example, the group that are members of the AAGL Society as a for instance. There's 4,000 or 5,000 members of that society. Virtually, all of them, are trained on diagnostic hysteroscopy. That's really not an issue for them. When you get into more of the community guy who is doing mostly OB -- I think I would agree with you. He's not doing a lot of that procedure. But, among the surgical guys who are in larger practice groups -- it is really quite a common procedure.

CALCAGNINI:    In fact, isn't the diagnostic hysteroscopy part of a work-up for these patients, anyway?
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GRILLO:        It's part of the work-up for these patients. I believe it's part of the education in virtually all of the medical schools at this point. It is really not all that uncommon a procedure.

CALCAGNINI:    Right. OK. Thanks a lot.

BEST: John, just to add one thing on that. This market is clearly going to be competitive. But it's in its infancy. There is really only one big player out there, and that's J&J. And we think that the newer technologies are better than the Therma-Choice GyneCare approach. So now, it is really a matter of market development in an early market. And you known, the one thing that Boston Scientific has as an asset, is the ability to develop markets, and to take leadership shares. And, once it has a competitive platform. So, we think that the BEI platform is going to be very competitive. And I think with the Microvasive Urology marketing muscle -- we should at least have a good shot at leadership position over the next three to five years.

CALCAGNINI:    Well, Larry -- I heard somebody now -- I jumped on a little late
               -- now the $15 million dollar number I heard -- what period is that for?

BEST:          That's for --
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__:            Next year.

BEST:          That's the goal for 2003 -- top line.

CALCAGNINI:    OK. And to what extent will you be integrating this with
               Microvasive then? This is kind of a -- how big do you think the market is? Because it sounds like you can make this acquisition, and it's not really -- it's not really -- it doesn't end up being all that diluted for you. And then, if you know, if the technology really flies, it's a nice contributor. So I wondered if you can talk about it in the market.

BEST: Yes, give you a perspective -- when we do our modeling -- before we make these kind of acquisitions -- we range it. And, we believe that this platform -- three to five years out -- could easily be somewhere between $50 and $100 million dollar product line for us. At very nice margins. And, as I mentioned, in previous comments -- if you look at the medical device industry, and the interventional arm -- of say less invasive medical devices -- a $50 million dollar product line is great. And, what we try to do is line up 10 of these at a time. And then, also, you have an incremental half a
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               billion dollars in top line. And further strengthen the
               shareholder base. And, this is part of that strategy. We think this particular platform, and this particular market offers us a $50 to $100 million dollar product offering -- three to five years out. And, with nice gross margins. And the ability to lead the market. And, when you lead the market in these types of areas, the sell-through opportunity of everything else that you offer to the physician is quite positive. So that's simply our strategy. We do believe that this could be a $50 to $100 million dollar product offering. It is just a matter of a lot of hard work -- in developing the market. And, also iterating the technology. On the integration side -- BEI will not be a free-standing company. It will be integrated into our endo-surgical group. And, our guys will be working with the BEI management team, to determine how best to do that over the next several weeks and months. Next question?

OPER: Our final question will be from Joan Weunsch from GKM. Please go ahead.

WEUNSCH:       Thank you. Could you talk us through some of the key clinical data for the BEI System? And how
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               it may compare to the Therma-Choice? And, a piece of that also is
               -- is this the final sort of version of what is going to be out there on the market? Or do you have other iterations of the device? In the R&D Pipeline?

BEST:          John? You or Frank?

PEDERSEN:      Yes. Dick, I'd be happy to address the first question -- or you, if you'd prefer.

TURNER: John, why don't you take it -- and then, I'll talk about the iterations coming down the pike?

PEDERSEN:      OK. To make a -- the first comment I will make about the PMA trials for all these devices -- is that you do have to look carefully at the inclusion, and exclusion criteria. Because they are quite different. The PMA trial of 276 patients for BEI -- was the only trial to include large fibroids. And, fibroids are quite common in these patients. And, fibroids included were up to 4 centimeters in diameter, which makes the BEI trial quite unique out there. Basically, to make a long story short -- all of the approved technologies proved the statistical equivalency to the control arm in the trial. And the control arm was the same in each of the trials. And that was roller ball essentially. So, what you conclude about the trials is that they are
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               different cessation of bleeding scores out there. But essentially the only thing that you can conclude about the trials is that they all established statistical equivalency to the control group. So, basically, all the technologies have proved that they're as good as the gold standard therapy on a primary end point -- which is -- reduction in bleeding. The secondary end point that many of these trials looked at was amenorrhea. And once again, you'll hear numbers all across the board - but, scientifically, the only thing that can be concluded is that statistically all of the technologies that are proved -- except for Therma-Choice -- showed equivalency to the control arm in the trial with respect to amenorrhea. Therma-Choice which was one of the first technologies introduced into this field, is the only technology where the amenorrhea rate of the control arm was actually higher than the Therma-Choice device. So that is probably the shortest, most concise summary of the clinical results that I can give you. Dick, do you want to comment on the pipeline?

TURNER: I will, John, thank you. One of the things that we did in the trial is that we were very careful
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               to have the design and the steps of the trial validated before we went into them. When you take into consideration that you have varying shapes, sizes, and fibroids up to 4 centimeters that you're dealing with in these patients -- we went through this trial - -and, immediately following the trial -- while the experience was fresh in the minds of the clinicians that were involved in this trial -- Sam Dickstein, our Vice President of
               R&D Technology at the time, sat down. And, we came up with a menu, if you will, of things that we thought we even enhance the device further than it was in the trial. The initial device that we launched in the marketplace was called the "Model 55,000". We subsequently went back and we have -- in fact, I think it was around September of last year. We introduced the "Model 56,000"
               -- which had some -- we made the footprint smaller. We made some colors. We made some different things to make it more utilitarian, and made it more user-friendly. And, in parallel with that, on the consumerable procedure set side, we learned some things to do to make it easier to manufacture, to make it more compatible with a larger range of patients that we needed to treat with longer
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               service fees. And these type of anatomical variants that we needed to address. We went back and filed a PMA Supplement. We got approval for those changes -- which also helped to drive down the cost of the procedure itself. And, I think this product that we have now, has not a destination. It's part of a travel path. And, I see it as we move along with Boston Scientific. That it will continue to develop and evolve. This product came out of the genius of the father of Endometrial Ablation who is Dr. Milton Gorab -- And he's the one who treated and reported on the first patients in the United States using Endometrial Ablation. And he's the one that drove many of the design features, and many of the safety features -- and many of the things that allow us to treat a wider range of patients with this platform.

BEST: Thank you, Dick. And, now we'll conclude our call for today. I want to especially thank Dick Turner, and Tom Frye for joining us from BEI Medical Systems. And, I'd like to congratulate them on a transaction. And thank everyone else on the call today for joining us. As, further events evolve at Boston Scientific, we'll
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               continue to keep you up-to-date. Thank you very much, and have a good day.

__:            Thank you.

OPER: Thank you. This conference will be available for replay, starting today at 4:15 p.m. And lasting until May 29th at midnight. You can access the AT&T Executive Playback Service, by dialing 800-475-6701, and entering the access code -- 638-852. International participants, please dial 320-365-3844 with the same access code of 638-852. That does conclude our conference for today. Thank you for your participation and for using AT&T's Executive Teleconference Service. You may now disconnect.

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